Exhibit 1

BVR SYSTEMS (1998) LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
January 4, 2010

        Notice is hereby given that an Extraordinary General Meeting of the Shareholders of BVR Systems (1998) Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel Aviv, Israel, on Monday, January 4, 2010 at 11:00 a.m. (Israel time) (the “Meeting”) for the following purposes:

1.	TO APPROVE a one time bonus to Aviv Tzidon, Chairman of the Board of Directors and controlling shareholder, for his efforts and contribution in bringing the transaction with Elbit Systems Ltd. to a close, in an amount of NIS 1,000,000 plus VAT. The bonus shall be paid against receipt of a tax invoice.

2.	TO APPROVE a one time bonus to Dekel Tzidon, a consultant to the Company and the brother of Aviv Tzidon the Chairman of the Board of Directors and controlling shareholder, for his efforts and contribution in bringing the transaction with Elbit Systems Ltd. to a close in the amount of US$76,500 (same amount as paid to all VPs of the Company) (the “Bonus Payment”); and TO APPROVE the payment of US$20,000 in consideration for consulting services to be provided to the Company, at a scope of two days per week, from the date of the closing of the Elbit transaction until June 30, 2010 relating to certain outstanding matters, including a claim involving the Company (the “Continued Consulting Fee”). VAT shall be added to the Bonus Payment and the Continued Consulting Fee as required by law, and such payments shall be made against receipt of a tax invoice. The Continued Consulting Fee shall be payable on June 30, 2010.

3.	TO APPOINT Aviv Tzidon, Chairman of the Board of Directors and controlling shareholder, as the Company’s Chief Executive Officer for a period of up to three years, as of the closing of the transaction with Elbit Systems Ltd.

4.	TO APPROVE the payment to Aviv Tzidon, a controlling shareholder, of a monthly gross consideration of NIS 50,000 plus VAT in consideration for acting as the Chief Executive Officer of the Company. The monthly payment shall be paid against receipt of a tax invoice.

5.	TO CHANGE the name of the Company to R.V.B. Holdings Ltd. or such other similar name as may be approved by the Israeli Registrar of Companies.

6.	TO AMEND AND RESTATE the Articles of Association of the Company.

7.	Subject to the replacement of the Articles of Association of the Company, as detailed in Resolution Number 6 above, TO GRANT Indemnification Letters to the Company’s Directors and Officers as of November 17, 2009, and as shall be from time to time.

        Whether or not you plan to attend in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope so as to be received not later than twenty-four (24) hours before the Meeting (Sunday, January 3, 2009 at 11:00 a.m. (Israel time)). You may revoke your proxy in the manner described in the accompanying Proxy Statement. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting.

By Order of the Board of Directors,

BVR Systems (1998) Ltd.
Aviv Tzidon, Chairman of the Board of Directors
November 22, 2009

PROXY STATEMENT

BVR Systems (1998) Ltd.
c/o Yigal Arnon & Co.
1 Azrieli Center
Tel Aviv, 67021
Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

January 4, 2010

        The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of BVR Systems (1998) Ltd. (the “Company”, “we”, “our”, “us”, and “BVR”) for use at our extraordinary general meeting of shareholders to be held on Monday, January 4, 2010, at 11:00 a.m. (Israel time), or at any adjournment thereof. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of business on November 25, 2009.

        We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about December 1, 2009. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies.

        Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing “proxies” to vote on their behalf. Upon the receipt of a properly executed proxy in the form enclosed in this proxy statement, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting, subject to the terms of applicable law. We are not aware of any other matters to be presented at the Meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) sending written notice to the Company of such revocation, or executing and delivering to the Company a later-dated proxy, which is received by the Company at the address stated above (c/o Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel, 67021, Attention: Adv. Orly Tsioni) at least 24 hours prior to the Meeting, or (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting.

        Each ordinary share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”), two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of the Companies Law, the persons present shall constitute a quorum.

        The approval of proposals 1, 2, 4 and 7 to be presented at the Meeting require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least one third of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 1% of all the voting rights in the Company.

        The Companies Law requires that each shareholder voting on these proposals indicate whether the shareholder has a personal interest in such proposals. Otherwise, the shareholder is not eligible to vote on proposals 1, 2, 4 or 7. For this purpose, “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

        The approval of proposal 3 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least two thirds of all the votes of shareholders who are not controlling shareholders of the Company or any one on their behalf; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 1% of all the voting rights in the Company.

        The approval of proposals 5 and 6 to be presented at the Meeting require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least seventy five percent (75%) of the votes actually cast with respect to such proposal.

        This proxy statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the “SEC”). We encourage you to read the entire proxy statement carefully.

PRINCIPAL SHAREHOLDERS

        The following table and notes thereto sets forth certain information, as of November 22, 2009 regarding beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), of our ordinary shares by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares, based on information reported. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. On such date 116,970,535 of our Ordinary Shares were issued and outstanding.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)

CHUN Holdings Limited Partnership	58,142,608		49.71%
(3) 2 Koifman Street, Tel Aviv, 68012,
c/o Textile House, Israel
H.S.N General Managers Holdings LP	20,000,000		17.10%
7 Berkowitz St.
Tel Aviv Israel
Polar Investments House	6,252,207	(4)	5.35%
Platinum House
21 Ha'arbah St.
Tel Aviv 64731 Israel
Bank Leumi Le-Israel B.M.	6,111,111		5.22%
24-32 Yehuda Halevi St.
Tel Aviv 63432 Israel

(1)	Except as otherwise noted, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of November 22, 2009.

(2)	Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire these Ordinary Shares within 60 days of November 22, 2009 are treated as outstanding only for the purposes of determining the percent owned by such person or group. The percentage of outstanding Ordinary Shares is based on 116,970,535 Ordinary Shares outstanding as of November 22, 2009.

(3)	Based on information reported by Chun LP in its Schedule 13D, dated the general partner of Chun LP is Chun Holdings Ltd., a private Israeli company jointly held by Aviv Tzidon (50%), and Portal Marketing SA (50%).

(4)	Based on information reported, includes 3,181,807 Ordinary Shares held by Koonras Technologies Ltd., a wholly-owned subsidiary of Polar Investments Ltd.

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL 1

PAYMENT OF BONUS TO AVIV TZIDON, CHAIRMAN OF THE BOARD OF DIRECTORS

On November 19, 2009 the Company closed a transaction with Elbit Systems Ltd. pursuant to which the Company sold substantially all of its assets to Elbit Systems Ltd. in consideration for approximately $34,000,000 (the “Elbit Transaction”). Aviv Tzidon, Chairman of the Board of Directors and controlling shareholder, was instrumental in bringing the Elbit Transaction to its successful close and in consideration for his diligent efforts and contribution to the transaction the Audit Committee and then the Board of Directors approved in their respective meetings held November 17, 2009, subject to the closing of the transaction with Elbit Systems Ltd., the payment of a one time bonus to Aviv Tzidon in the amount of NIS 1,000,000 plus VAT. In accordance with Companies Law, Aviv Tzidon did not participate or vote on the matter in the board of directors meeting relating to the payment of his bonus. The approval by the Audit Committee and the Board of Directors is subject to the approval of the bonus payment by the shareholders of the Company. Payment of the bonus would be made against receipt of a tax invoice.

        Our Board of Directors will present the following resolution at the Meeting:

“RESOLVED TO APPROVE a one time bonus to Aviv Tzidon, Chairman of the Board of Directors and controlling shareholder, for his efforts and contribution in bringing the Elbit Transaction to a close, in an amount of NIS 1,000,000 plus VAT. The bonus shall be paid against receipt of a tax invoice.”

Because this matter involves payment of compensation to an officer who is also an existing director and controlling shareholder the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval and ratification of the resolution approving the payment of a bonus to Aviv Tzidon provided that one of the following shall apply: (i) the majority of the votes includes at least one third of all the votes of shareholders who do not have a personal interest in the approval of the above resolution and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 1% of all the voting rights in the Company.

Our board of directors recommends a vote FOR approval of the payment of a bonus to Aviv Tzidon, Chairman of the Board of Directors.

PROPOSAL 2

PAYMENT OF BONUS TO DEKEL TZIDON

As above noted on November 19, 2009 the Company closed the Elbit Transaction. Dekel Tzidon, a consultant to the Company and the brother of Aviv Tzidon, Chairman of the Board of Directors and controlling shareholder, invested many hours in bringing the transaction to its successful close. In consideration for his diligent efforts and contribution to the transaction, the Audit Committee and then the Board of Directors approved in their respective meetings held November 17, 2009, subject to the closing of the transaction with Elbit Systems Ltd., the payment of a one time bonus to Dekel Tzidon in the amount of $76,500 plus VAT.

In addition, the Audit Committee and then the Board of Directors approved in their respective meetings held November 17, 2009 to pay to Dekel $20,000 in consideration for consulting services to be provided to the Company, at a scope of two days per week, from the date of closing of the Elbit Transaction until June 30, 2010 relating to certain outstanding matters. As Dekel Tzidon is a brother of our chairman Aviv Tzidon, in accordance with the Companies Law, Aviv Tzidon did not participate or vote on the matters in the board of directors meeting relating to these compensation terms.

The approvals by the Audit Committee and the Board of Directors are each subject to the approval of these compensation terms by the shareholders of the Company. Payment of the bonus and the consulting fee (which shall be paid on June 30, 2010) would be made against receipt of a tax invoice.

        Our Board of Directors will present the following resolution at the Meeting:

“RESOLVED TO APPROVE a one time bonus to Dekel Tzidon, a consultant to the Company and the brother of Aviv Tzidon the Chairman of the Board of Directors and controlling shareholder, for his efforts and contribution in bringing the Elbit Transaction to a close in the amount of US$76,500 (same amount as paid to all VPs of the Company) (the “Bonus Payment”); and TO APPROVE the payment of US$20,000 in consideration for consulting services to be provided to the Company, at a scope of two days per week, from the date of the closing of the Elbit Transaction until June 30, 2010 relating to certain outstanding matters, including a claim involving the Company (the “Continued Consulting Fee”). VAT shall be added to the Bonus Payment and the Continued Consulting Fee as required by law, and such payments shall be made against receipt of a tax invoice. The Continued Consulting Fee shall be payable on June 30, 2010.”

Because this matter involves payment of compensation to a relative of one of our directors who is also a controlling shareholder, under the Companies Law the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval and ratification of the resolution provided that one of the following shall apply: (i) the majority of the votes includes at least one third of all the votes of shareholders who do not have a personal interest in the approval of the above resolution and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 1% of all the voting rights in the Company.

Our board of directors recommends a vote FOR approval of the payment of a bonus and ongoing consideration for consulting services until June 30, 2010 to Dekel Tzidon, brother of Aviv Tzidon, Chairman of the Board of Directors and controlling shareholder, as described in this proxy statement.

PROPOSAL 3

APPOINTMENT OF AVIV TZIDON AS CHIEF EXECUTIVE OFFICER

In accordance with Section 119(a) to the Companies Law a public company is obligated to have or nominate a Chief Executive Officer. As part of the closing of the transaction with Elbit Systems Ltd. all of the employees of the Company transferred to the employ of Elbit Systems Ltd., including Ilan Gillies who served as the Company’s Chief Executive Officer until the closing date of that transaction.

In accordance with Section 121(c) to the Companies Law the shareholders meeting may resolve to appoint the Chairman of the Board of Directors as the Company’s Chief Executive Officer for a period of up to three years. In its meeting held November 17, 2009, the Board of Directors approved a resolution to nominate Aviv Tzidon, the Chairman of the Board of Directors, to be the chief executive officer of the Company for a period of up to three years, subject to the approval of the shareholders at the general meeting. In accordance with the Companies Law, Aviv Tzidon did not participate or vote on the matter in the board of directors meeting relating to his nomination as chief executive officer of the Company.

        Our Board of Directors will present the following resolution at the Meeting:

“RESOLVED TO APPOINT Aviv Tzidon, Chairman of the Board of Directors and controlling shareholder, as the Company’s Chief Executive Officer for a period of up to three years, as of the closing of the transaction with Elbit Systems Ltd.”

Section 121(c) to the Companies Law requires a designated vote by the shareholders in order to appoint the chairman of the board of directors to the office of chief executive officer for a period of up to three years. Under the Companies Law, the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval and ratification of the resolution approving the appointment of Aviv Tzidon as Chief Executive Officer of the Company provided that one of the following shall apply: (i) the majority of the votes includes at least two thirds of all the votes of shareholders who are not controlling shareholders of the Company or any one on their behalf; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 1% of all the voting rights in the Company.

Our board of directors recommends a vote FOR appointment of Aviv Tzidon, Chairman of the Board of Directors and controlling shareholder, as the Company’s Chief Executive Officer for a period of up to three years.

PROPOSAL 4

MONTHLY CONSIDERATION TO CHIEF EXECUTIVE OFFICER

Subject to the appointment of Aviv Tzidon, Chairman of the Board of Directors, as Chief Executive Officer of the Company the shareholders shall be requested to approve the payment of a gross monthly fee of NIS 50,000, in consideration for acting as Chief Executive Officer of the Company. The Audit Committee and then the Board of Directors of the Company approved in their meeting held November 17, 2009, subject to the closing of the transaction with Elbit Systems Ltd., such payment. The approvals by the Audit Committee and the Board of Directors are also each subject to the approval of these compensation terms by the shareholders of the Company.

        Our Board of Directors will present the following resolution at the Meeting:

“RESOLVED TO APPROVE the payment to Aviv Tzidon, a controlling shareholder, of a monthly gross consideration of NIS 50,000 plus VAT in consideration for acting as the Chief Executive Officer of the Company. The monthly payment shall be paid against receipt of a tax invoice.”

Because this matter involves payment of compensation to an officer who is also an existing director and controlling shareholder, the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval and ratification of the resolution approving the gross monthly payment of NIS 50,000 to Aviv Tzidon for acting as Chief Executive Officer of the Company provided that one of the following shall apply: (i) the majority of the votes includes at least one third of all the votes of shareholders who do not have a personal interest in the approval of the above resolution and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 1% of all the voting rights in the Company.

Our board of directors recommends a vote FOR approval of the payment of a monthly consideration to Aviv Tzidon for acting as the Chief Executive Officer of the Company as described in this proxy statement.

PROPOSAL 5

CHANGE OF NAME OF THE COMPANY

As part of the agreement with Elbit Systems Ltd. the Company undertook to change its name after the closing of that transaction. In its meeting held November 17, 2009, the Board of Directors approved a resolution to recommend to the Company’s shareholders to change the name of the Company.

        Our Board of Directors will present the following resolution at the Meeting:

“RESOLVED TO CHANGE the name of the Company to R.V.B. Holdings Ltd. or such other similar name as may be approved by the Israeli Registrar of Companies.”

In accordance with the current Articles of Association of the Company any change of any provision of the Articles of Association (including the change of name of the Company) requires the affirmative vote of the holders of at least seventy five percent (75%) of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon.

PROPOSAL 6

AMENDMENT AND RESTATEMENT OF ARTICLES OF ASSOCIATION OF THE COMPANY

The current Articles of Association of the Company are those adopted by the Company upon its incorporation in 1998 and contain provisions which were applicable under the Israeli Companies Ordinance [New Version] 5743-1983. In February 1, 2000 the Companies Law became effective which supersedes most of the provisions of the Israeli Companies Ordinance [New Version], 5743-1983. In order to update our articles of association fully in accordance with the Companies Law, the Board of Directors of the Company recommends that the shareholders amend and restate the articles of association of the Company in the form of Exhibit A to this proxy statement in order to reflect the provisions of the Companies Law.

        Our Board of Directors will present the following resolution at the Meeting:

“RESOLVED TO AMEND AND RESTATE the Articles of Association of the Company with the Articles of Association attached hereto as Exhibit A.”

In accordance with the current Articles of Association of the Company any change to the Articles of Association requires the affirmative vote of the holders of at least seventy five percent (75%) of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon.

PROPOSAL 7

GRANTING OF INDEMNIFICATION LETTERS

This resolution shall only be brought to the vote at the Meeting provided that Proposal 6 above, TO AMEND AND REPLACE the Articles of Association of the Company shall have been approved by the Meeting as above detailed.

In order to induce individuals to serve as directors and officers of the Company, the Company believes that it is advisable to grant its directors and officers indemnification letters. Therefore, the Audit Committee and then board of directors has authorized, in their respective meetings on November 17, 2009, subject to the shareholder approvals as described in this proxy statement, to grant to the Company’s directors and officers indemnification letters in the form attached hereto as Exhibit B. The events for which indemnification shall be granted are as listed in Appendix A to the Indemnification Letter and the total amount of indemnification for each such case (including all matters connected therewith), shall not exceed US$ 4,000,000 (in addition to any amounts paid under an insurance coverage).

        The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED TO GRANT Indemnification Letters to the Company’s Directors and Officers as of November 17, 2009, and as shall be from time to time, in the form attached hereto as Exhibit B.”

As certain members of the Board of Directors are representatives of the Company’s controlling shareholders the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval and ratification of the resolution approving the grant of indemnification letters to the Company’s directors and officers, as may be from time to time, provided that one of the following shall apply: (i) the majority of the votes includes at least one third of all the votes of shareholders who do not have a personal interest in the approval of the above resolution and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 1% of all the voting rights in the Company.

REPORTING REQUIREMENTS

        We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.

By Order of the Board of Directors, BVR Systems (1998) Ltd. Aviv Tzidon, Chairman of the Board of Directors November 22, 2009

Exhibit A

ARTICLES OF ASSOCIATION OF

R.V.B. HOLDINGS LTD.

Interpretation; General

1.	In these Articles of Association, unless the context otherwise requires:

1.1.	“Articles” – means the articles of association of the Company (as defined below), as shall be in force from time to time.

1.2.	“Board of Directors” – means the board of directors of the Company as appointed from time to time in accordance with the Articles.

1.3.	“Business Day”- means Monday through Friday excluding public holidays.

1.4.	“Companies Law” – means the Israeli Companies Law, 5759-1999, as amended from time to time including any regulations promulgated thereunder.

1.5.	“Companies Ordinance” – means the relevant sections of the Companies Ordinance (New Version), 5743-1983, as currently in effect and as may be amended from time to time and any regulations promulgated by virtue thereof.

1.6.	“Company” – means R.V.B. Holdings Ltd.

1.7.	“General Meeting” – means the annual general meeting of the Company’s shareholders and any other duly convened meeting of the Company’s shareholders.

1.8.	“Law” – means the provisions of any law prevailing in the State of Israel and the laws of any other jurisdiction applicable to the Company, which includes but is not limited to, the rules and regulations of any securities exchange or national market system to which the Company is subject.

1.9.	“Office” – means the office of the Company as recorded with the Israeli Registrar of Companies.

1.10.	“Office Holder” – means any person who is a “Nosei Misra” as defined in Section 1 of the Companies Law.

1.11.	“Ordinary Majority” – means an ordinary majority of all the votes of the shareholders present, in person or by proxy, and entitled to vote at a particular meeting or class meeting of the Company, as applicable, without taking abstentions into account.

1.12.	“Personal Interest” – shall have the meaning defined in Section 1 of the Companies Law.

1.13.	“Register” – means the official share register of the Company kept pursuant to Sections 130 – 134 of the Companies Law and including an “Additional Register” kept pursuant to Section 138 of the Companies Law. For the avoidance of doubt, the list of shareholders kept by the Company’s transfer agent regarding the holder(s) of the Company’s securities, shall be deemed an “Additional Register” for the purposes of these Articles.

1.14.	“Shareholder” – means any individual or entity that is the holder of Ordinary Shares in the Company, as registered in the Register. Notwithstanding the foregoing, the Board of Directors may recognize in its discretion a beneficial owner of shares in place of the holder registered in the Register, upon the submission, by the individual or entity claiming such beneficial ownership, of sufficient proof of ownership to the satisfaction of the Board of Directors.

2.	Unless the subject or the context otherwise requires: (i) words and expressions defined in the Companies Law shall have the same meanings herein; (ii) words and expressions importing the singular shall include the plural and vice versa; (iii) words and expressions importing the masculine gender shall include the feminine gender and vice versa; (iv) words and expressions importing persons shall include bodies corporate; (v) the word “or” is not exclusive; (vi) the word “including” shall mean including, without limitation; (vii) the terms “these Articles”, “hereof”, “hereunder”, “herein” and similar expressions refer to these Articles as a whole, and not to any particular Article, subsection or other portion hereof; (viii) all references in these Articles to “Dollars” or “$” shall mean United States Dollars; all references to “NIS” shall mean New Israeli Shekels; the term “Writing” or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including email, telex, facsimile, telegram, cable or other form of writing produced by electronic communication.

3.	The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof. The specific provisions of these Articles shall supersede the provisions of the Companies Law and the Companies Ordinance, as applicable, to the extent permitted under the Companies Law and the Companies Ordinance, as applicable. With respect to any matter that is not specifically addressed in these Articles, the provisions of the Companies Law and the Companies Ordinance, as applicable, shall govern.

Name of the Company

4.	The name of the company is as follows:

4.1.	In Hebrew:

4.2.	In English:	R.V.B. Holdings Ltd.

Purpose

5.	The purpose of the Company is to engage in any lawful act or activity for which companies may be organized under the Companies Law.

Limitation of Liability

6.	The liability of each Shareholder for the Company’s obligations and debts is limited to the unpaid sum, if any, owing to the Company in consideration of the issuance of the shares allotted to such Shareholder.

Authorized Capital

7.	The authorized share capital of the Company is four hundred million New Israeli Shekels (NIS 400,000,000) divided into four hundred million (400,000,000) Ordinary Shares, nominal value NIS 1.00 per share (“Ordinary Shares”). The Company may alter the authorized share capital in accordance with the terms of the Companies Law.

Donations

8.	The Board of Directors may donate reasonable amounts of money to worthy causes even if such donation is not within the framework of the Company’s business considerations.

Modification of Capital

9.	Subject to the Companies Law, if at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company by an Ordinary Majority at a General Meeting. Subject to the Companies Law, the provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate meeting of the holders of the shares of a particular class.

Consolidation, Subdivision, Cancellation and Reduction of Share Capital

10.	With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, inter alia, may resort to one or more of the following actions:

10.1.	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

10.2.	allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

10.3.	redeem, in the case of redeemable shares, and subject to applicable Law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

10.4.	cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this Article 10.4.

Allotment of Shares

11.	Subject to the provisions of these Articles, the unissued shares of the Company shall be at the disposal of the Board of Directors, who may, without limiting or affecting any rights previously conferred on the holders of any existing shares, offer, allot, grant options over or otherwise dispose of shares or other securities convertible into shares of the Company, to such persons, at such times and upon such terms and conditions as the Company may by resolution of the Board of Directors determine. The Board of Directors may determine to issue bonds or other types of debt securities or to take a loan on behalf of the Company, all within the limits of such authority and applicable Law.

12.	The Board of Directors may, subject to the provisions of the Companies Law, issue redeemable securities and redeem the same.

Issuance of Share Certificates; Replacement of Lost Certificates

13.	Share certificates shall bear the signature of a director or of any other person or persons authorized with respect thereto by the Board of Directors.

14.	Each Shareholder shall be entitled to one numbered certificate for all the shares of any class registered in such Shareholder’s name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares. Each certificate shall specify the nominal value and serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

15.	A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register in respect of such co-ownership.

16.	If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors may think fit.

Registered Holder

17.	Except as otherwise provided in these Articles, the Company shall be entitled to treat any Shareholder as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

Payments for Shares

18.	All the shares in the Company’s issued capital shall be fully paid up shares, unless decided otherwise by the Board of Directors.

Remedies of the Company for Shares Not Fully Paid Up

19.	Should the consideration that a Shareholder was required to pay to the Company in consideration for his shares not have been received by the Company, in whole or in part, the following, in addition to any other remedy provided under Law, shall apply:

19.1.	If any Shareholder fails to pay any amount payable in respect of a share, or interest thereon, on or before the day fixed for payment of the same, pursuant to a call made by the Company or otherwise, then all or any portion of the shares in respect of which such payment should have been made may be forfeited by resolution of the Board of Directors, at any time thereafter, so long as the said amount or interest remains unpaid. Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys’ fees and costs of suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such shares. For the avoidance of doubt, in the absence of any other determination in the terms of allocation of such shares, a Shareholder shall not be entitled to receive a dividend, vote or exercise any right of a Shareholder in respect of any shares which have not been fully paid up. All joint holders of a share shall be jointly and severally liable to pay all amounts and interest payable thereon.

19.2.	Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such Shareholder, which notice shall state that in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than seven (7) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

19.3.	Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

19.4.	The Company, by resolution of the Board of Directors and subject to the provisions of the Companies Law, may accept the voluntary surrender of any share.

19.5.	Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be held by the Company as dormant shares, sold, re-allotted or otherwise disposed of as the Board of Directors thinks fit.

19.6.	Any Shareholder whose shares have been forfeited or surrendered shall cease to be a Shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all moneys, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, and the Board of Directors, in its discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the Shareholder in question (but not yet due) in respect of all shares owned by such Shareholder, solely or jointly with another, and in respect of any other matter or transaction whatsoever.

19.7.	The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it thinks fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 19.

19.8.	Upon any sale of shares after forfeiture or surrender, the Board of Directors may appoint a person to execute an instrument of transfer of the shares so sold and cause the purchaser’s name to be entered in the Register in respect of such shares, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after such purchaser’s name has been entered in the Register in respect of such shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

19.9	If, according to the terms of allocation of shares, there is no date scheduled for the payment of any part of the price payable, the Board of Directors may make calls, from time to time, upon such purchasers who have not yet paid in full the consideration owed for their shares in respect of any monies yet unpaid on such shares which they hold, and each such purchaser shall be required to pay the Company the amount called on its shares at the date scheduled therein, provided however, that such purchaser receives at least seven days prior notice of the date and place of payment.

19.10	Nothing stated in this Article 19 shall derogate from any other right or remedy of the Company afforded by Law with respect to a Shareholder who has not paid its debt in full to the Company with respect to its shares.

Transfer of Shares

20.	No transfer of shares shall be registered in the official share registrar of the Comapny unless a proper instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company, together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Subject to the terms of these Articles, the effectiveness of such transfer of shares shall not require the approval of the Board of Directors.

21.	All transfers of shares by registered shareholders shall be made in the form appearing herein below, or in a similar form, or in any form approved by the Board of Directors and in compliance with the Law, from time to time:

“Share Transfer Deed

I, _____________, of __________________, for valuable consideration paid to me by ______________ of ___________________ (“Transferee”), do hereby transfer to the Transferee _____ share(s), nominal value ______ each, numbered ________ to _________ (inclusive), of R.V.B. Holdings Ltd. to hold unto the Transferee, his executors, administrators and assigns, subject to the same terms and conditions on which I held the same at the time of the execution hereof; and I, the said Transferee, do hereby agree to take the said share(s) subject to the aforesaid terms and conditions.

In witness whereof we have hereunto set our hands this ____ day of _______, ____.

—————————————— Transferee —————————————— Witness	—————————————— Transferor —————————————— Witness”

Unless otherwise approved by the Board of Directors, such form shall be executed both by the transferor and transferee, and delivered to the Office (or any other placed determined by the Board of Directors) together with the transferred share certificates, if share certificates have been issued with respect to the shares to be transferred, and any other proof of the transferor’s title that the Board of Directors may require. A deed of transfer that has been registered, or a copy thereof, as shall be decided by the Board of Directors, shall remain with the Company. Any deed of transfer that the Board of Directors shall refuse to register shall be returned, upon demand, to the person who furnished it to the Company, together with the share certificate, if furnished.

22.	Subject to the provisions of the Companies Law, the transferor shall be deemed to remain a Shareholder until the name of the transferee is entered into the Register in respect thereof.

23.	The Company may impose a fee for registration of a share transfer, at a reasonable rate as may be determined by the Board of Directors from time to time.

Transmission of Shares

24.	Decedents Shares. Subject to applicable Law, any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article 24 or of his title), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

25.	Receivers and Liquidators. Subject to applicable Law, the Company may recognize the receiver or liquidator of any corporate Shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any Shareholder, as being entitled to the shares registered in the name of such Shareholder. Subject to applicable Law, the receiver or liquidator of a corporate Shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any Shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article 25 or of his title, shall be registered as a Shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

Record Date for General Meetings

26.	The Shareholders entitled to receive notice of, to participate in and to vote thereon at a General Meeting, or to express consent to or dissent from any corporate action in writing, shall be determined by the Board of Directors subject to the restrictions set forth under Law. A determination of shareholders of record with respect to a General Meeting shall apply to any adjournment of such meeting.

General Meetings

27.	Annual General Meeting. An Annual General Meeting shall be held once in every calendar year at such time as is required in accordance with applicable Law and at such place either within or without the State of Israel as may be determined by the Board of Directors and shall deliberate over the matters required by the Companies Law or any other applicable Law.

28.	Extraordinary General Meetings. All General Meetings other than Annual General Meetings shall be called “Extraordinary General Meetings”. The Board of Directors may, whenever it thinks fit, convene an Extraordinary General Meeting at such time and place, within or without the State of Israel, as may be determined by the Board of Directors, and shall be obligated to do so upon requisition in writing in accordance with Section 63 of the Companies Law. The Shareholders of the Company may convene an Extraordinary General Meeting in accordance with Section 64 of the Companies Law.

29.	Notice of General Meetings. A prior notice in respect of every General Meeting (the “Notice”) shall be provided in accordance with the provisions of the Companies Law. To the extent permitted by applicable Law, the Company will also be permitted not to give notice or to provide a shorter period of notice for a General Meeting, as applicable, as may be permitted under the Companies Law. The Notice shall specify the place, date and hour of the General Meeting, its agenda, a summary of proposed resolutions, the procedure for voting in such General Meeting by proxy and any other matter as shall be required by Law. Notices shall be sent to each of the Shareholders. The accidental omission to provide notice to any Shareholder or the non-receipt of notice sent to a Shareholder, shall not invalidate the proceedings of a General Meeting.

Proceedings at General Meetings

30.	Quorum. Two or more Shareholders (not in default in payment of any sum referred to in these Articles), present in person or by proxy and holding shares conferring in the aggregate the minimum amount of voting power of the Company required by applicable Law to constitute a quorum at General Meetings, shall constitute a quorum at General Meetings. No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business. If within half an hour from the time appointed for the meeting a quorum is not present, the General Meeting, if convened upon requisition under Sections 63 or 64 of the Companies Law, shall be dissolved, but in any other case it shall stand adjourned for one week, to the same day, time and place, without it being necessary to notify the Shareholders of such, or to such other time and place as specified in the Notice or to such later day and at such time and place as the Chairman of the General Meeting may determine with the consent of an Ordinary Majority. If a quorum is not present at the adjourned meeting within half an hour of the time fixed for the commencement thereof, subject to the provisions of applicable Law, the persons present shall constitute a quorum. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.

31.	Chairman. The Chairman of the Board of Directors shall preside as Chairman at every General Meeting of the Company. If at any meeting such Chairman does not attend within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as chairman of the meeting and all subject to the Board of Directors not having previously appointed someone else to serve as chairman for such meeting, the Shareholders present shall choose someone of their member to serve as chairman of the meeting.

32.	Adoption of Resolutions at General Meetings.

32.1.	Unless otherwise specifically provided in these Articles or under any applicable Law, all resolutions submitted to the Shareholders shall be deemed adopted if approved by an Ordinary Majority.

32.2.	All questions submitted to a General Meeting shall be decided by a count of votes.

32.3.	Minutes of each meeting of the Shareholders shall be recorded and duly entered in books provided for that purpose. Such minutes shall, in all events, set forth the names of the persons present in person at the meeting and all resolutions adopted thereat. Any minutes as aforesaid, if purporting to be signed by the Chairman of the General Meeting, shall constitute prima facie evidence of the matters recorded therein.

33.	Power to Adjourn. The Chairman of a General Meeting at which a quorum is present may, with the consent of an Ordinary Majority (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

34.	Voting Power. Subject to any provision hereof conferring special rights as to, or restricting the right to vote, every Shareholder shall have one vote for each share held by such Shareholder of record, on every resolution, without regard to whether the vote hereon is conducted by a show of hands, by proxy or by any other means.

35.	Voting Rights.

35.1.	Subject to the terms of applicable Law, the right of a Shareholder to vote at any General Meeting (or be counted as a part of the quorum thereat), shall be subject to regulations and procedures with regard to proof of title to the Company’s shares prescribed by the Board of Directors.

35.2.	A company or other corporate body that is a Shareholder of the Company may, by resolution of its directors or any other managing body thereof, authorize any person to be its representative at any General Meeting. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power that such Shareholder could have exercised if such Shareholder were an individual. Upon the request of the Chairman of the General Meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to the Chairman.

35.3.	Any Shareholder entitled to vote may vote either personally or by proxy (who need not be a Shareholder of the Company), or, if the Shareholder is a company or other corporate body, by a representative authorized pursuant to Article 35.2.

35.4.	If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Register. Separate guardians or separate executors of estates of a deceased registered shareholder shall be deemed, for the purposes of this Article 35.4, as joint Shareholders in such cases.

35.5.	The Board of Directors may determine, in its sole discretion, matters that may be voted upon at a General Meeting by proxy in addition to the matters listed in Section 87(a) to the Companies Law or any such successor provision in the Companies Law.

36.	Proxy. The instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I _________________ (Name of Shareholder) of _______________________ (Address of Shareholder) being a shareholder of R.V.B. Holdings Ltd., hereby appoint ___________ (Name of Proxy) of _______________________ (Address of Proxy) as my proxy to vote for me in my name and stead in respect of ______ shares of ______ class which are held by me, at the General Meeting of the Company to be held on the _____ day of ______, 20__ and at any adjournment(s) thereof.

Signed this ______ day of ____________, 20__.

—————————————— (Signature of Appointer)”

or in any usual or common form or in such other form as may be approved by the Board of Directors including an instrument effected through the internet or any other electronic medium and including a form which provides for a continuing proxy until the occurrence of such date or event as is specified in the proxy. Such instrument shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s). The Board of Directors may demand that the Company be given written confirmation, to its satisfaction, that the given signatories have the authority to bind the corporate body of the appointing Shareholder.

The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, or at its principal place of business or at the offices of its registrar and/or transfer agent and/or by e-mail to the address of the Company and/or by e-mail to the address of the transfer agent, or at such place and by such means of communication, as the Board of Directors may specify) at least twenty four (24) hours prior to the time fixed for the meeting at which the person named in the instrument proposes to vote.

37.	Disqualification of Proxy

Subject to the provisions of applicable Law, the Chairman of Board of Directors of the Company or the Chairman of any General Meeting, as applicable, may, in his sole discretion, disqualify a proxy and so notify such Shareholder who submitted the proxy, in the following cases:

37.1.	If there is reasonable suspicion that they are forged or falsified;

37.2.	If they are not duly executed or completed as required by the Articles;

37.3.	If more than one choice is marked for the same resolution; or

37.4.	If a resolution requires a majority that includes the votes of persons who do not have a Personal Interest in the matter, and the proxy does not indicate whether or not the Shareholder has a Personal Interest.

38.	Effect of Death of Appointer or Revocation of Appointment. Subject to applicable Law, a vote cast pursuant to an instrument appointing a proxy shall be valid notwithstanding the previous death, liquidation or winding-up of the appointing Shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, liquidation, winding-up or revocation shall have been received by the Company or by the Chairman of the General Meeting before such vote is cast and provided, further, that the appointing Shareholder, if present in person at said meeting, may revoke the appointment by means of a writing, oral notification to the Chairman of the General Meeting, or otherwise, to the satisfaction of the Chairman of the General Meeting.

Board of Directors

39.	Powers of Board of Directors. The Board of Directors shall determine the Company’s policies, oversee the activities of the Chief Executive Officer, and take such other actions as are described in these Articles, Section 92 of the Companies Law or any other applicable Law. In the absence of a Chief Executive Officer, the Board of Directors shall manage the business of the Company. The authority conferred on the Board of Directors by this Article 39 shall be subject to the provisions of the Companies Law, of these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

40.	Exercise of Powers of Directors. A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors. A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon, without taking abstentions into account and with each director entitled to only one vote. The Chairman of the Board of Directors will not have an additional or casting vote, in the case of a tie or otherwise.

41.	Delegation of Powers. Subject to applicable Law, the Board of Directors may delegate any or all of its powers to committees, each consisting of two or more persons, and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article 41. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee of the Board of Directors shall not be empowered to further delegate such powers.

42.	Number of Directors. The number of directors serving on the Board of Directors may be determined from time to time at a General Meeting, provided however that the overall number of directors at a given time shall not be less than two (2) not more than fifteen (15), including 2 (two) “outside directors” appointed in accordance with the terms of the Companies Law.

43.	Election and Removal of Directors. With the exception of the election of “outside directors” which shall be governed by the provisions of the Companies Law, directors shall be elected at the Annual General Meeting by an Ordinary Majority. The directors so elected shall hold office until the next Annual General Meeting unless determined otherwise at a subsequent General Meeting. Notwithstanding the aforesaid, if no directors are appointed at the Annual General Meeting, the directors appointed at the previous Annual General Meeting shall continue to hold office. With the exception of the removal of “outside directors” which shall be governed by the provisions of the Companies Law, at a General Meeting by an Ordinary Majority, the Shareholders shall be entitled to remove any director(s) from office, to elect directors in place of the director(s) so removed or to fill any vacancy, however created, including a vacancy resulting from an enlargement of the Board of Directors.

44.	Continuing Directors in the Event of Vacancies. Subject to Article 42, any vacancy in the Board of Directors, however occurring, may be filled by a vote of a majority of the directors then in office, even if less than a quorum. A director elected by the Board of Directors in accordance with this Article 44 shall be elected to hold office until the next Annual General Meeting.

45.	Vacation of Office. The office of a director shall be vacated by the director’s written resignation in accordance with the procedure set forth by applicable Law. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later. With the exception of the vacation of the office of an “outside director” which shall be governed by the provisions of the Companies Law, the office of a director shall be vacated, ipso facto, upon the occurrence of any of the following: (i) such director’s death, (ii) such director is convicted of a crime as described in Section 232 of the Companies Law, (iii) such director is removed by a court of law in accordance with Section 233 or the Companies Law, (iv) such director becomes legally incompetent, (v) if such director is an individual, such director is declared bankrupt, or (vi) if such director is a corporate entity, upon its winding-up liquidation, whether voluntary or involuntary.

46.	Remuneration of Directors. The Company is entitled to compensate the members of the Board of Directors for their services as directors provided that such remuneration shall have been approved pursuant to the provisions of the Companies Law and in the case of “outside directors”, the Company must compensate its “outside directors” in accordance with the provisions of the Companies Law. Subject to the provisions of the Companies Law, the Company may reimburse directors for their reasonable expenses for traveling, board and lodging and other expenses connected with their participation at meetings of the Board of Directors and the performance of their duties as directors. The Company may pay additional remuneration to a director who has been asked to provide special services to the Company or who makes special efforts for the Company, subject to approval pursuant to the provisions of the Companies Law.

47.	Alternate Directors. A director may, by written notice to the Company, appoint an alternate for himself (in these Articles referred to as an “AlternateDirector”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him for any reason. Unless the appointing director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, or revokes such appointment, the appointment shall be for an indefinite period, and for all purposes. Any notice given to the Company pursuant to this Article 47 shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later. An Alternate Director shall have all the rights and obligations of the director who appointed him, provided, however, that he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and provided further that an Alternate Director shall have no standing at any meeting of the Board of Directors or any Committee of the Board of Directors while the director who appointed him is present. One person may not act as Alternate Director for more than one director. The identity of an Alternate Director shall be subject to the restrictions set forth in the Companies Law for directors and the office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 45, and such office shall ipso facto be vacated if the director who appointed such Alternate Director ceases to be a director.

Proceedings of the Board of Directors

48.	Meetings. The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the directors think fit, provided that the Board of Directors shall convene at least once in each calendar quarter. A meeting of the Board of Directors may be called in accordance with Section 98 of the Companies Law and its agenda shall be set in accordance with Section 99 of the Companies Law. All meetings of the Board of Directors must provide not less than five (5) Business Days’ prior written notice of any meeting (including via e-mail), specifying the place, date, hour and detailed agenda of such meeting, unless such notice is waived in writing by all of the directors as to a particular meeting. The Company may require each director to provide it with a fax number or e-mail address to which the Company may send notices and which shall be deemed to have been received by such director upon transmission.

49.	Quorum. Unless otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence, in person or by any other means of communication by which the directors may hear each other simultaneously, of a majority of the directors then in office who are lawfully entitled to participate in the meeting and vote thereon (as conclusively determined by the Chairman of the Board of Directors). If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to such time, date and place as the Chairman may determine, provided that not less than two (2) Business Days’ prior written notice shall have been provided to each of the directors of such meeting. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, two (2) members of the Board of Directors present in person shall constitute a quorum.

50.	Chairman of the Board of Directors. The Board of Directors may from time to time elect one of its members to be the Chairman, remove such Chairman from office and appoint another in its place. The Chairman shall preside at every meeting of the Board of Directors, but if he is not present within fifteen (15) minutes of the time fixed for the meeting, or if the appointed Chairman is unwilling to take the chair, the directors present shall choose one of their number to be the chairman of such meeting.

51.	Validity of Acts Despite Defects. Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, shall be as valid as if there were no such defect or disqualification notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid or that they or any of them were disqualified.

52.	Minutes. Minutes of each meeting of the Board of Directors (or any Committee of the Board of Directors) shall be recorded and duly entered in books provided for that purpose. Such minutes shall set forth the names of the persons present at the meeting and all resolutions adopted thereat. Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of a succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

Chief Executive Officer

53.	The Board of Directors shall appoint from time to time one or more persons, as Chief Executive Officers(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including General Manager, Managing Director, Director General or any similar or dissimilar title). The appointment of the Chief Executive Officer(s) may be either for a fixed term or without any limitation of time. Subject to the terms of the employment agreement of the Chief Executive Officer(s) and any applicable Law, the Board of Directors may from time to time remove or dismiss the Chief Executive Officer(s) from office and appoint another or others in the Chief Executive Officer(s)‘s place.

54.	Subject to the Companies Law and the terms set forth in these Articles, the Chief Executive Officer(s) shall manage the business of the Company pursuant to the policies established by the Board of Directors.

55.	The Board of Directors may from time to time determine the Chief Executive Officer(s) salary and other terms and conditions of the Chief Executive Officer’s employment, subject to the terms of his employment agreement and the provisions of any applicable Law.

Indemnification and Insurance

56.	Subject to the provisions of the Companies Law and to the extent permissible thereunder:

56.1.	The Company may enter into a contract for the insurance of all or part of the liability of an Office Holder with respect to an obligation imposed on such Office Holder due to an act or omission to act in his or her capacity as an Office Holder of the Company.

56.2.	The Company may undertake, in advance, to indemnify an Office Holder with respect to any liability or expense set forth in Section 260 of the Companies Law, that may be imposed on such Office Holder due to any act or omission to act in his or her capacity as an Office Holder.

56.3.	The Company may retroactively indemnify an Office Holder with respect to any liability or expense set forth in Section 260 of the Companies Law that may be imposed upon, or incurred by, such Office Holder due to an act or omission to act in his or her capacity as an Office Holder.

57.	Subject to the provisions of the Companies Law, the Company may release, exculpate and exempt, in advance, all or part of an Office Holder’s liability to the Company for damage which arises from the breach of his or her duty of care to the Company.

58.	The provisions of Articles 56 and 57 above are not intended, and shall not be interpreted to restrict the Company in any manner with respect to the procurement of insurance and/or with respect to indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or provision of any such indemnification shall be approved in such manner as may be required by the Companies Law.

Dividends and Bonus Shares

59.	Declaration of Dividends and Bonus Shares. Subject to the provisions of the Companies Law, the Board of Directors may from time to time declare, and cause the Company to distribute, such dividends and/or bonus shares as may appear to the Board of Directors to be justified. Subject to the Companies Law, the Board of Directors shall determine the time for distribution of such dividends and/or bonus shares and the record date for determining the shareholders entitled thereto. The Shareholders entitled to receive dividends shall be the Shareholders on the date upon which it was resolved to distribute the dividends and/or bonus shares or at such later date as shall be provided in the resolution in question.

60.	Implementation of Powers. The Board of Directors may settle any difficulty which may arise in regard to the distribution of dividends and/or bonus shares as it thinks expedient, and may determine that cash payments shall be made to any Shareholders upon the footing of the value so fixed, or, to the extent permitted under Law, that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash with a trustee in trust for the persons entitled to the dividend and/or bonus shares or capitalized fund as may seem expedient to the Board of Directors.

61.	Deductions from Dividends. The Board of Directors may deduct from any dividend and/or bonus shares or other moneys payable to any Shareholder in respect of a share any and all sums of money then payable by such Shareholder to the Company on account of any matter or transaction.

62.	Retention of Dividends. The Board of Directors may retain any dividend and/or bonus shares or other moneys payable or property distributable in respect of a share in respect of which any person is, under these Articles, entitled to become a Shareholder, or which any person is, under these Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

63.	Interest. No dividend and/or bonus shares or other benefit in respect of shares shall bear interest against the Company.

64.	Mechanics of Payment. Any dividend and/or bonus shares or other moneys payable in cash in respect of a share may be paid by check sent through the post to, or left at, the registered address of the Shareholder or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may by writing direct. Every such check shall be made payable to the order of the Shareholder, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check shall be sent at the risk of the person entitled to the money represented thereby.

Rights of Signature

65.	The Board of Directors shall be entitled to authorize any person or persons (who need not be directors) to act and sign on behalf of the Company, and the signature of such person(s) on behalf of the Company, together with the Company’s name in print or handwriting, shall bind the Company insofar as such person(s) acted and signed within the scope of such person’s authority.

Notices

66.	All notices and other communications made pursuant to these Articles shall be in writing and shall be conclusively deemed to have been duly given: (i) in the case of hand delivery to the Address (as hereinafter defined), on the next Business Day after delivery in the country of delivery; (ii) in the case of delivery by an internationally recognized overnight courier to the Address, freight prepaid, on the next Business Day after delivery in the country of delivery; (iii) in the case of delivery by regular mail, delivery shall be deemed to have taken place at the time the letter would have been delivered in the ordinary course by mail, and no later than two days if mailed in the same country and no more than five days if sent to a place not located in the same country as the place from where it was posted and in each case commencing from the date on which the letter containing the notice as aforesaid was delivered to the post office; (iv) in the case of a notice sent by facsimile transmission to the Address, on the next Business Day after delivery in the country of delivery, if facsimile transmission is confirmed; or (v) in the case of a notice sent by email (or other form of electronic transmission) to the Address, on the date of transmission if a Business Day for the recipient or on the next Business Day in any other case, except where a notice is received by the Company stating that such mail has not been successfully delivered. The term “Address” means, (i) with respect to each Shareholder – such Shareholder’s mail address, facsimile number, email address or any other electronic mode of delivery, as the case may be, as specified in the Register; and (ii) with respect to the Company – the address of the Office or the facsimile number or email address of the Chief Executive Officer of the Company at the Office. A Shareholder may change or supplement the Address for service of any notice pursuant to these Articles, or designate additional addresses, facsimile numbers, email addresses and any other forms of electronic addresses, for the purposes of this Article 66 by giving the Company a written notice of the new contact details in the manner set forth above. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, upon receipt, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 66. All notices to be given to the Shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register, and any notice so given shall be sufficient notice to the holders of such share. Any Shareholder whose Address is not described in the Register, and who shall not have designated in writing an Address for the receipt of notices, shall not be entitled to receive any notice from the Company. Whenever it is necessary to give prior notice of a number of days or notice which is valid for a particular period, the day of delivery shall be taken into account in reckoning the number of days or the period, unless otherwise determined. If notice is given in more than one of the manners specified above, it shall be deemed to have been received on the earliest date on which it is deemed to have been delivered, as provided above.

Merger

67.	Subject to applicable Law, approval of a “merger” as described in the Companies Law, shall require the approval of an Ordinary Majority at the General Meeting or at a class meeting, as the case may be, to the extent that shareholder approval is required for a “merger” pursuant to the provisions of the Companies Law.

Winding Up

68.	If the Company is wound up on liquidation or dissolution, then all the assets of the Company available for distribution among the Shareholders shall be distributed to them in proportion to the sum paid on account of the nominal value of the shares held by them. A voluntary winding up of the Company shall require the approval set forth in the Companies Ordinance or any other approval as may be required by any applicable Law.

Amendment of these Articles

69.	Any amendment of these Articles shall require the approval of an Ordinary Majority, in person or by proxy, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law. A resolution passed at a General Meeting by Ordinary Majority which amends any of the provisions set forth herein, shall be deemed a resolution to amend these Articles even if not expressly stated as such in the resolution or at the General Meeting.

Exhibit B

To: _____________

Indemnification Letter

Whereas	It is in the best interest of R.V.B. Holdings Ltd. (the “Company”) to retain and attract the most capable and talented persons as Officers (“Officers”) as defined in the Israel Companies Law – 1999 (the “Law”); and,

Whereas	The Company believes that in order to engage with such persons it must provide them with adequate protection through insurance, exemption and indemnification in connection with their service; and,

Whereas	You are or have been appointed an Officer of the Company, and in order to ensure your continuing service with the Company in the most effective manner, the Company desires to provide for your exemption and indemnification, to the fullest extent permitted by law and subject to the terms hereof.

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Exemption

1.1	Subject only to mandatory provisions of applicable law to the contrary, the Company hereby exempts you from your liability to any and all damage caused or to be caused to the Company as a result of a breach of your duty of care towards the Company.

1.2	The exemption shall not be valid with respect to any of the following:

1.2.1	Any liability, with respect to which you are entitled to receive payment under an insurance policy, other than amounts which are in excess of the payment you are entitled to receive as aforesaid;

1.2.2	Any liability, with respect to which you are entitled to receive indemnification hereunder.

2.	Indemnification

2.1	Subject only to mandatory provisions of applicable law to the contrary, the Company shall indemnify you for any obligation or expense specified in Sections 2.1.1, 2.1.2 and 2.1.3 below, imposed on you or incurred by you in consequence of an act you performed in your capacity as Officer of the Company (“Indemnifiable Liabilities”), provided that the Company’s undertaking with respect to obligations specified in Section 2.1.1 below shall be limited to the types of events and the amount specified in Appendix “A” hereto.

2.1.1	any monetary obligation imposed on you in favor of another person by a judgment, including a judgment given in settlement or an arbitrator’s award that has been approved by a court;

2.1.2	all reasonable litigation expenses, including advocates’ professional fees, incurred by you due to an investigation or a proceeding instituted against you by an authority competent to administrate such an investigation or proceeding that was “finalized without the filing of an indictment” (as defined in the Companies Law – 1999) against you “without any financial obligation imposed in lieu of criminal proceedings” (as defined in the Companies Law – 1999), or an investigation or proceeding that was finalized “without the filing of an indictment” against you with a “financial obligation imposed in lieu of criminal proceedings” with respect to an offence that does not require proof of criminal intent; and

2.1.3	all reasonable litigation expenses, including advocates’ professional fees, incurred by you or which you were ordered to pay by a court, in a proceeding filed against you by the Company or on its behalf or by another person, or in any criminal indictment in which you are acquitted, or in any criminal indictment in which you were convicted of an offence which does not require proof of mens rea (criminal intent).

2.1.4	The above shall also apply to any obligation or expense specified in Sections 2.1.1, 2.1.2 and 2.1.3 above imposed on you in consequence of your service as Officer of a subsidiary of the Company (as defined in the Securities Law – 1968) (“Subsidiary”) or in consequence of your service as Officer in an affiliated company (“Chevra Mesunefet”) (as defined in the Securities Law –1968) (“Affiliate”). Regarding Section 2.1.3 above the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

2.2	The Company will not indemnify you for any Indemnifiable Liabilities with respect to which you are entitled to payment under an insurance policy or another indemnification agreement, other than amounts which are in excess of the amounts you are entitled to receive as aforesaid. Notwithstanding the above, the Company agrees to advance you any amount which you would be entitled to receive as payment under an insurance policy with respect to Indemnifiable Liabilities and you will thereafter be obligated to assign and/or reimburse the Company for any payment actually received by you directly or by the Company under such insurance policy with respect to such Indemnifiable Liabilities.

2.3	If legal proceedings that may give rise to Indemnifiable Liabilities are initiated against you (“Legal Proceedings”), the Company will make available to you, from time to time, the funds required to cover all expenses and other payments in connection with the Legal Proceedings, so that you will not be required to pay them.

2.4	If the Company pays to you or on your behalf any amount in accordance herewith, and it is thereafter established that you were not entitled to indemnification from the Company with respect to such amount, you will pay such amount to the Company upon the Company’s first request, and in accordance with the payment terms the Company determines.

3.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

3.1	A breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

3.2	A willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care, excluding a breach due to your negligence only;

3.3	An action taken or not taken with the intent of unlawfully realizing personal gain or in the event of an intentional conflict of interest;

3.4	A fine or penalty imposed upon you for an offense; and

3.5	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

4.	Notices and Defense Against Suits

4.1	You shall notify the Company of any Legal Proceedings and of all possible or threatened Legal Proceedings as soon as you become aware thereof, and deliver to the Company, or to such person as it shall direct you, without delay, all documents you receive in connection with such proceedings.

4.2	The Company shall be entitled to assume your defense in respect of all Legal Proceedings and to use any attorney which the Company may choose for that purpose (except an attorney who is reasonably unacceptable to you).

4.3	You will fully cooperate with the Company and/or its attorney in every reasonable way as may be required, including, but not limited to, the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto so that you will not be required to pay the same or to finance the same yourself.

4.4	If the Company has notified you that it shall assume your defense with respect to a Legal Proceeding, it shall not indemnify you for expenses you incur in connection with such proceeding.

4.5	The Company shall have the right to settle or to turn to arbitration with respect to Legal Proceedings.

4.6	Notwithstanding the aforesaid, the Company shall not have the right to settle without your consent, not to be unreasonably withheld, unless the settlement in question is without admission of any responsibility or liability on your part and provides for a complete waiver of all respective claims against you.

4.7	The Company will have no liability or obligation to indemnify you in the case of a settlement or initiation of arbitration proceedings by you, without the Company’s prior written consent, which consent shall not be unreasonably withheld.

4.8	For the removal of doubt, the Company’s obligations hereunder shall not derogate from the Company’s ability to indemnify you retroactively for any payment or expense as provided in Sections 2.1.1, 2.1.2 and 2.1.3 above, without limitation to the types of events and the amount specified in Appendix “A”.

4.9	For the removal of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this agreement and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this agreement and/or pursuant to law and provided however, that such financial arrangement does not deviate from the conditions precedent in this agreement.

5.	Validity

5.1	The Company’s obligations hereunder (including all annexes attached hereto) will continue after termination of your office/employment, provided that the cause of action of the Legal Proceedings, which led to Indemnifiable Liabilities, is based on your being or having been a director or an Officer of the Company, and/or on your action or omission to act during your office/employment.

5.2	The Company’s obligations hereunder shall also apply to Indemnifiable Liabilities related to Legal Proceedings the cause of action of which is based on your action or omission to act prior to execution hereof.

5.3	This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without application of the conflict of laws principles thereof.

5.4	Gender use of the masculine pronoun shall be deemed to include usage of the feminine pronoun where appropriate.

5.5	This agreement cancels any preceding letter of indemnification that may have been issued to you.

5.6	The headings of the paragraphs of this agreement are inserted for convenience only and shall not be deemed to constitute part of this agreement or to affect the construction thereof.

5.7	This agreement shall in no way be binding on the Company prior to the receipt of all necessary corporate approvals required under the Law.

IN WITNESS WHEREOF the parties have signed this Indemnification Agreement in one or more counterparts on _______, 2010.

R.V.B. Holdings Ltd. By: ______________________ Title: _____________________

Accepted and agreed on__________:

—————————————— Name:

APPENDIX “A”

1.	The Company’s obligation to indemnify you is limited to the following:

a.	Actions in connection with anything performed by the Company, its Subsidiaries and/or Affiliates’ affairs, in the ordinary course of business.

b.	Matters connected with investments of the Company and/or Subsidiaries and/or Affiliates thereof in other entities, including transactions entered and actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate thereof as an Officer thereof, whether before or after the investment is made;

c.	Actions in connection with the merger, proposed merger, spin off or a corporate restructuring of the Company, a Subsidiary and/or an Affiliate thereof;

d.	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

e.	Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates thereof (including compensation for directors and employees of the Company), and in connection with business relations of the Company, Subsidiaries and/or Affiliates thereof, including with employees, independent contractors, customers, suppliers and various service providers;

f.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates thereof, whether such policies and procedures are published or not.

g.	Actions taken pursuant to or in accordance with decisions of the board of directors or general meeting of the Company, or of its Subsidiaries or Affiliates.

h.	Actions taken in connection with the issuance of any type of securities of Company, or of its Subsidiaries or Affiliates, including, without limitation, the grant of options to purchase any of the same, or any other actions taken in connection with the Company’s capital raising efforts.

i.	The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings.

j.	Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange;

k.	Actions taken in connection with the public relation and/or investor relation efforts of the Company, or of its Subsidiaries or Affiliates.

l.	Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates, actions in connection with product liability as they relate to products developed by the Company, Subsidiaries and/or Affiliates or actions in connection with the distribution, sale, license or use of such products;

m.	Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property including but not limited to any infringement by the Company, Subsidiaries and/or Affiliates on the intellectual property of a third party;

The total amount of indemnification for each case (including all matters connected therewith), shall not exceed US$ 4,000,000 (in addition to any amounts paid under an insurance coverage).